FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2010
11 January 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1       Press release of British Sky  Broadcasting  Group plc announcing Announcemet of Interim Results released on  11 January 2010

British Sky Broadcasting Group plc

Announcement of
Interim
Results

British Sky Broadcasting Group plc will be announcing
Interim Results for the
six
 months ended
31 December
2009

via RNS, at 7.00 a.m. (
GMT) on
Thursday 28
January 2010.

There will be a
presentation
 for UK/European analysts and investors at 9.30 a.m.
(GMT)
 at BAFTA, 195
Piccadilly,
W1J 9LN.

Participants should register by contacting Emily Dimmock or
Yasmin Charabati on +44 20 7251 3801 or at

bskyb@finsbury.com
.

There will be a separate conference call for US analysts
 and investors at 10.00 a.m.
(EST).  To register for this please contact Dana
Diver
at Taylor Rafferty on +1 212 889 4350.  Alternatively you may
 register online at
http://invite.taylor-rafferty.com/_bskyb/cc
.

A
live webcast of
both
conference calls
 and supporting materials will be available
 to analysts and investors via the BSkyB website at
http://www.sky.com/corporate
. Replays of the calls will be
subsequently available.

Enquiries:

UK/European:
Emily Dimmock, Finsbury
Yasmin Charabati, Finsbury
Tel: + 44 20
7251 3801
E-mail:
bskyb@finsbury.com

US:
Dana
Diver, Taylor Rafferty
Tel: +1 212 889 4350
E-mail:
bskyb@taylor-rafferty.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 11 January 2010                                                                                                       By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary